May 6, 2015

VIA EDGAR

Mr. Dietrich King

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WSFS Financial Corporation
Registration Statement on Form S-4
Filed April 22, 2015
File No. 333-203572

Dear Mr. King:

This letter sets forth the response of WSFS Financial Corporation (the “Company”) to the comments contained in the letter to the Company, dated May 4, 2015, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Registration Statement on Form S-4 (File No. 333-203572) (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced in bold/italicized text below. We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement (the “Amendment”). We have enclosed with this letter a marked copy of the Amendment reflecting all changes to the Registration Statement. Where the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page number in our response.

Summary

What are the U.S. federal income tax consequences…, page 6

1.	Please revise the disclosure here to indicate the receipt of the opinion is a waivable condition and the company will recirculate and resolicit if the condition is waived and the change in tax consequences is material.

Response:

In response to the Staff’s comment, the Company has revised pages 6 and 82 of the Amendment.

Material U.S. Federal Income Tax Consequences of the Merger, page 80

Securities and Exchange Commission

Division of Corporation Finance

May 6, 2015

2.	Please revise the first paragraph on page 80 to change “will qualify” to “qualifies” and delete the word “provided” in the first full paragraph on page 81.

Response:

Pursuant to discussions with the Staff on May 6, 2015, it is the Company’s understanding that this Comment has been withdrawn and that no further response thereto is required.

Exhibits

3.	Please file your executed tax opinion as Exhibit 8.1 and change the Exhibit Index to delete the words “form of.”

Response:

In response to the Staff’s comment, the Company has filed Covington & Burling LLP’s executed tax opinion as Exhibit 8.1 and revised the Exhibit Index in the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact either Frank M. Conner III (202-662-5986) or Michael P. Reed (202-662-5988) of Covington & Burling LLP, counsel to the Company.

Sincerely,

/s/ Rodger Levenson
Rodger Levenson Executive Vice President & Chief Financial Officer

cc:	Michael Clampitt

Senior Counsel

Christopher Dunham

Staff Accountant

Frank M. Conner III

Covington & Burling LLP

Michael P. Reed

Covington & Burling LLP